Jason  W. Goode                                              Direct Dial: 404-881-4421E-mail: jason.goode@alston.com

August 29, 2008

VIA OVERNIGHT DELIVERY

Mr. Michael McTiernan, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:	AmREIT Monthly Income & Growth Fund IV, L.P. Amendment No. 1 to Form 10 File No. 0-53203

Dear Mr. McTiernan:

This letter sets forth the responses of our client, AmREIT Monthly Income & Growth Fund IV, L.P. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated July 14, 2008.  The Issuer has today filed an amended Form 10 (“Amendment No. 2”) via EDGAR.  For your convenience, we have set forth each of your comments followed by the relevant response.  Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.

General Comments

1.           COMMENT:  We reissue our original comment 2.  Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

RESPONSE:  The Issuer’s financial statements for the quarter ended March 31, 2008 required to comply with Rule 8-08 of Regulation S-X have been added to Amendment No. 2.

Equity Allocation, page 2

2.           COMMENT:  We note your response to comment 5.  Please update your disclosure regarding net offering proceeds and the use thereof to a more recent date so that you account for the estimated $50 million that you raised in the offering.

RESPONSE:  The Issuer has updated the disclosure on page 2 regarding the net offering proceeds and the use thereof through March 31, 2008.

Description of our Real Estate Investments, page 16

3.           COMMENT:  We note your response to comment 18.  However, since the largest tenants only account for 25% of the portfolio square footage, we believe a complete lease expiration table would be useful to investors in highlighting any lease rollover risks or opportunities.  Please revise accordingly.

RESPONSE:  Per our telephone conversations with the Staff, the Issuer has added the requested lease expiration table to page 20.

Financial Statements and Notes

Balance Sheet

4.           COMMENT:  We note your response to comment 21.  However, Rule 8-02 of Regulation S-X requires an audited balance sheet as of the end of the two most recent fiscal years.  Please amend your Form 10 to include an audited balance sheet as of December 31, 2006.

RESPONSE:  The Issuer’s audited balance sheet as of December 31, 2006 has been added to page F-2.

Note 2.  Summary of Significant Accounting Policies

Investment in Non-Consolidated Entities, page F-6

5.           COMMENT:  We note your response to comment 22.  Please include disclosure describing your impairment policy and conclusions in the next amendment of this filing.

RESPONSE:  The requested disclosure has been added to pages 16 and F-6.

Note 4.  Partners’ Capital and Minority Interest, page F-8

6.           COMMENT:  As noted in your response to comment 23, please include the audited balance sheet of your General Partner as required under Rule 8-07 of Regulation S-X in the next amendment of this filing.

RESPONSE:  The audited balance sheet of the Issuer’s General Partner has been added to Amendment No. 2.

Note 7.  Subsequent Events, page F-8

7.           COMMENT:  Your response to comment 24, is based up a significance threshold equal to 10% of the $118 million combine carrying value of all properties in which you had an investments as of December 31, 2007.  Generally, significance would be based upon your total assets of the latest fiscal year balance sheet preceding the acquisition and as such, it would appear that all of your acquisitions of operating properties would meet the significance threshold.  Please advise.  In addition, please clarify if these properties were acquired from a related party.  If so, you should include the audited financial statements for the most recent two years and interim period prior to acquisition to meet the requirements of Rule 8-06 of Regulation S-X.  Your current presentation would not meet that requirements.

RESPONSE:  The Issuer notes the Staff’s comment and will be providing the audited financial statements required by Rule 8-06 of Regulation S-X for Woodlake Square, Westheimer Gessner and Village on the Green.  The Issuer is currently coordinating these audits with the sellers of those properties as well as with their independent auditors.  With respect to Casa Linda Plaza which was purchased in December 2006, the Issuer has already filed the financial statements for the fiscal year ended 2007 and 2006 required by Rule 3-09 of Regulation S-X for Casa Linda Plaza.  The Issuer believes that the financial statements filed under Rule 3-09 are more relevant to investors given that they include a more recent period (FYE 2007) than the pre-acquisition financial statements required by Rule 8-06 of Regulation S-X (FYE 2005).  The Issuer notes that it would be extremely difficult at this point to obtain records from the seller in order to have an audit performed for the twelve months ended December 31, 2005.

Please also note that the Issuer’s properties were not acquired from related parties.

The Issuer acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7986.

Sincerely,

/s/ Jason W. Goode

Jason W. Goode
Partner

JWG:kgh
Enclosures

cc:           Mr. H. Kerr Taylor
Mr. Chad C. Braun